[Shearman & Sterling LLP Letterhead]

May 17, 2005

Via Email, Facsimile and Courier

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Nicholas P. Panos

Re:	BioMarin Pharmaceutical Inc.
Preliminary Proxy Statement on Schedule 14A
Filed: May 4, 2005 by Caduceus Capital Master Fund Limited et al.
SEC File No. 0-26727

Dear Mr. Panos:

We have received your letter dated May 13, 2005 in which you comment on the above-captioned filing (the “Proxy Statement”). Our responses, which we have numbered to correspond to the numbering of the comments in your letter, are set forth below.

General

1.	In your letter, you requested that we provide support for each statement or assertion of opinion or belief in the Proxy Statement. We are providing to you supporting materials for such statements under separate cover.

•	Glyko was an entity “in which Gwynn R. Williams and Erich Sager, directors of BioMarin, held a significant equity interest.”

The support for this statement is provided supplementally in Document A.

•	“their belief that the proposed transaction offered no economic benefit to BioMarin.”

The support for this statement is provided supplementally in Document B.

•	“including its excessive burn rate and proposed financing which could dilute the value of the stock held by the existing stockholders.”

The support for this statement is provided supplementally in Document C.

•	“The OrbiMed Entities believe the election of [Caduceus] Nominees would not constitute a change of control under the Company’s 3.5% convertible subordinated notes.”

The support for this statement is provided supplementally in Document D.

•	“Mr. Klein received excerpts from BioMarin’s proxy statement and provided comments on such excerpts to BioMarin.”

The support for this statement is provided supplementally in Document E.

•	“IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING”

We have revised the above-referenced phrase in the Proxy Statement. Please see page 12 of the revised Proxy Statement.

Ownership of Participants

2.	We have revised the Proxy Statement to reflect your comments. Please see Appendix I of the revised Proxy Statement.

Election of Directors

3.	We have revised the Proxy Statement to reflect your comments. Please see page 9 of the revised Proxy Statement and the form of proxy at the back of the revised Proxy Statement.

4.	We have revised the Proxy Statement to reflect your comments. Please see page 5 of the revised Proxy Statement.

5.	We have revised the Proxy Statement to reflect your comments. Please see page 1 of the revised Proxy Statement. Each of the Caduceus nominees has consented in writing to being named in the Proxy Statement. We enclose copies of such consents supplementally as Document F.

Revocation of Proxies

6.	We have revised the Proxy Statement to reflect your comments. Please see pages 2 and 13 and the final page of the revised Proxy Statement.

Cost and Method of Solicitation

7.	We have revised the Proxy Statement to reflect your comments. Please see pages 13 and 14 of the revised Proxy Statement.

Form of Proxy

8.	We have revised the Proxy Statement and form of proxy to reflect your comments. Please see the revised Proxy Statement and the form of proxy at the back of the revised Proxy Statement.

9.	We have revised the form of proxy to reflect your comments. Please see the form of proxy at the back of the revised Proxy Statement.

With respect to your request that we provide to you a written acknowledgement from each of the filing persons, please note that such written acknowledgements were provided to you from each of the filing persons on May 3, 2005 in a letter to you from Jonathan Kellner. For your convenience, we enclose copies of such acknowledgements in Document G.

If you require anything further, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeff Legault
Jeff Legault